  As filed with the Securities and Exchange Commission on September 27, 2002


                                                     Registration No. 333-98741

================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               -----------------


                          AMENDMENT NO. 1 TO FORM S-3

                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                            CHARMING SHOPPES, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                               -----------------

                   Pennsylvania                23-1721355
                  (State or Other           (I.R.S. Employer
                  Jurisdiction of        Identification Number)
                 Incorporation or
                   Organization)
                                          Colin D. Stern, Esq.
                                         Charming Shoppes, Inc.
                  450 Winks Lane             450 Winks Lane
              Bensalem, Pennsylvania     Bensalem, Pennsylvania
                       19020                      19020
                  (215) 245-9100             (215) 245-9100
              (Address, Including Zip   (Name, Address, Including
                Code, and Telephone             Zip Code,
              Number, Including Area      and Telephone Number,
               Code, of Registrant's            Including
                Principal Executive      Area Code, of Agent for
                     Offices)                   Service)

                               -----------------

                                   Copy to:
                           F. Douglas Raymond, Esq.
                          Drinker Biddle & Reath LLP
                    One Logan Square, 18th & Cherry Streets
                     Philadelphia, Pennsylvania 19103-6996
                                (215) 988-2700

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_] _________________
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [_] ___________________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 2002


                                 $150,000,000

                            Charming Shoppes, Inc.

                        4.75% Senior Convertible Notes
                         Due 2012 and the Common Stock
                     issuable upon conversion of the Notes

                               -----------------

   This prospectus covers $150,000,000 of our 4.75% Senior Convertible Notes due 2012 and the common stock issuable upon conversion of the notes. We issued the notes in a private placement in May, 2002. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

   The notes are convertible before maturity into our common stock at an initial conversion price of $9.88 per share, subject to adjustment for specified events. We will pay interest on the notes on June 1 and December 1 of each year, beginning December 1, 2002. The notes will mature on June 1, 2012 unless earlier converted or redeemed.

   We may redeem all or a portion of the notes on or after June 4, 2007. In addition, the holders may require us to repurchase the notes upon a repurchase event in cash or, at our option, common stock, at 100% of the principal amount of the notes plus accrued and unpaid interest.


   Our common stock is listed on the Nasdaq National Market under the symbol "CHRS." The reported last sale price of our common stock on the Nasdaq National Market on September 26, 2002 was $7.05 per share.


                               -----------------

    Investing in the securities offered involves risks. See "Risk Factors" beginning on page 3.

                               -----------------

   These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                    This prospectus is dated        , 2002

                               Table of Contents


             SUMMARY..........................................  1

             THE OFFERING.....................................  2

             RISK FACTORS.....................................  3

             SELECTED FINANCIAL DATA..........................  9

             USE OF PROCEEDS.................................. 11

             RATIO OF EARNINGS TO FIXED CHARGES............... 11

             DESCRIPTION OF NOTES............................. 12

             DESCRIPTION OF OTHER INDEBTEDNESS................ 22

             DESCRIPTION OF CAPITAL STOCK..................... 23

             CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES... 28

             SELLING SECURITYHOLDERS.......................... 33

             PLAN OF DISTRIBUTION............................. 37

             LEGAL MATTERS.................................... 38

             EXPERTS.......................................... 38

             WHERE YOU CAN FIND MORE INFORMATION.............. 39

             SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS 41

                                    SUMMARY

   This summary contains basic information about us and this prospectus. Because it is a summary, it does not contain all the information you should consider before investing. You should read this entire prospectus, including "Risk Factors" below and the documents incorporated by reference into this prospectus, carefully before making an investment decision.

   We are the leading specialty apparel retailer primarily focused on plus-size women's apparel through our three distinct brands: Lane Bryant, Fashion Bug, and Catherine's Plus Sizes. As a result of our Lane Bryant acquisition in August 2001, our sales of plus-size apparel increased to approximately 66% of our total net sales during Fiscal 2002 and now exceed 70% of our total net sales. Through our fashion content, store layouts, and broad merchandise assortments, we seek to appeal to customers from a broad range of demographic and cultural profiles. As of August 3, 2002, we operated 2,334 stores in 48 states.

   Our principal brands are each designed to attract a distinct customer:

  . Lane Bryant. Lane Bryant is a leader in plus-size fashion. Through private labels, such as Venezia Jeans Clothing Co.(R) and Cacique(TM), Lane Bryant offers fashionable and sophisticated casual, career and intimate apparel in plus sizes 14-28 and targets customers ranging in age from 25 to 45 years old. Lane Bryant has a loyal customer base, that shops for fashionable merchandise in the moderate price range. Lane Bryant seeks to differentiate itself through its innovative product design. Primarily a mall-based destination store, Lane Bryant currently operates 650 stores in 46 states that average approximately 6,100 square feet.

  . Fashion Bug and Fashion Bug Plus. Fashion Bug and Fashion Bug Plus stores specialize in selling a wide variety of plus-size, misses, and junior sportswear, dresses, coats, lingerie, accessories, and casual footwear. Fashion Bug target customers range in age from 20 to 49 years old and shop in the low-moderate price range. The majority of our 1,208 Fashion Bug stores are located in strip shopping centers across the United States and average approximately 8,900 square feet.

  . Catherine's Plus Sizes. Catherine's specializes in plus-sizes with an emphasis on extended sizes (over size 28) and petite plus-sizes. Catherine's has developed a proprietary body basics fit program, which is designed to help a woman choose merchandise styles that most flatter her figure. Catherine's offers classic apparel and accessories for career and casual lifestyles to target customers who range in age from 40 to 65 years old, shop in the moderate price range, and are concerned with fit and value when purchasing apparel. Catherine's seeks to differentiate itself through customer service and by emphasizing a one-on-one selling environment. Our 467 Catherine's stores are located in 44 states, primarily in strip shopping centers in the Southeast, Mid-Atlantic, and Eastern Central regions of the United States, and average approximately 4,100 square feet.

   Charming Shoppes, Inc. was incorporated in Pennsylvania in 1969. Our principal offices are located at 450 Winks Lane, Bensalem, Pennsylvania 19020. Our telephone number is (215) 245-9100.

                                 THE OFFERING

Securities Offered..........  $150,000,000 aggregate principal amount of 4.75%
                              senior convertible notes due 2012 and the common stock issuable upon conversion of the notes.

Interest....................  4.75% per annum on the principal amount, payable semi-annually in arrears in cash on June 1 and December 1 of each year, commencing December 1, 2002. The first interest payment will include interest from the original date of issuance.

Maturity....................  June 1, 2012.

Conversion..................  The notes are convertible into our common stock at the option of the holder at any time after the date of original issuance of the notes and before redemption, repurchase, or maturity at a conversion price of $9.88 per share, subject to adjustment upon specified events. See "Description of Notes--Conversion of the Notes." The right to convert notes that have been called for redemption will terminate at the close of business on the trading day immediately preceding the date of redemption.

Ranking.....................  The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. However, the notes are effectively subordinated to all existing and future obligations of our subsidiaries and any of our secured indebtedness.

Optional Redemption.........  At any time on or after June 4, 2007, we may redeem some or all of the notes at the declining redemption prices listed within this prospectus, plus accrued interest. See "Description of Notes--Optional Redemption by Us."

Repurchase at Holder's
  Option upon a Repurchase
  Event.....................  You may require us to repurchase your notes upon a repurchase event in cash or, at our option, in common stock, at 100% of the principal amount of the notes, plus accrued and unpaid interest.

Sinking Fund................  None.

Use of Proceeds.............  We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

Risk Factors................  You should read "Risk Factors" beginning on page
                              3 of this prospectus to understand the risks associated with an investment in the notes.

                                 RISK FACTORS

   You should carefully consider and evaluate all of the information in this prospectus and the documents incorporated by reference into this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and operating results. This, in turn, could materially and adversely affect the price of our common stock and the value of the notes.

Risks Related to Our Business And Industry

Our business is dependent upon our being able to accurately predict fashion trends, customer preferences, and other fashion-related factors.

   Customer tastes and fashion trends are volatile and tend to change rapidly, particularly for women's apparel. Our success depends in part on our ability to effectively predict and respond to quickly changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a substantial amount of unsold inventory or missed sales opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, or slow-moving inventory, which could have a material adverse effect on our business, financial condition, and results of operations.

Existing and increased competition in the women's retail apparel industry may reduce our net revenues, profits, and market share.

   The women's specialty retail apparel industry is highly competitive. Our competitors include individual and chain fashion specialty stores, department stores, discount stores, and Internet-based retailers. As a result of this competition, we may experience pricing pressures, increased marketing expenditures, and loss of market share, which could have a material adverse effect on our business, financial condition, and results of operations. We believe that the principal bases upon which we compete are merchandise style, size, selection, quality, and price, as well as store location, design, advertising, promotion, and personalized service to the customers. Other women's apparel companies with greater financial resources, marketing capabilities or brand recognition may enter the plus-size business. We cannot assure you that we will be able to compete successfully against existing or future competitors.

The decline in general economic conditions has led to reduced consumer demand for our apparel and accessories and may continue to do so in the future.

   Consumer spending habits, including spending for our apparel and accessories, are affected by, among other things, prevailing economic conditions, levels of employment, salaries, wage rates, the availability of consumer credit, consumer confidence, and consumer perception of economic conditions. The general slowdown in the United States economy and the uncertain economic outlook have adversely affected consumer spending habits and mall traffic, which have resulted in, and may continue to result in, lower net sales by us. A prolonged economic downturn could have a material adverse effect on our business, financial condition, and results of operations.

Our operating results fluctuate from season to season.

   Our stores experience seasonal fluctuations in net sales and consequently in operating income, with peak sales occurring during the Easter, Labor Day, and Christmas seasons. In addition, extreme or unseasonable weather can affect our sales. Any decrease in net sales or margins during our peak selling periods, or in the availability of working capital needed in the months before these periods, could have a material adverse effect on our business, financial condition, and results of operations. We usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the peak selling periods. If we are not successful in selling our inventory, especially during our peak selling periods, we may be forced to rely on markdowns or promotional sales to dispose of the inventory or we may not be able to sell the inventory at all, which could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to obtain sufficient working capital financing.

   Our business requires substantial investment in our inventory for a long period before sales occur and consequently we require significant working capital financing. We depend on the availability of credit to fund our working capital, including credit we receive from our suppliers and their agents, on our credit card securitization program, and on our revolving credit facility. If we are unable to obtain sufficient financing at an affordable cost, we might be unable to adequately merchandise our stores, which could have a material adverse effect on our business, financial condition, and results of operations.

We face challenges in managing our recent growth.

   Our operating challenges and management responsibilities are increasing as we continue to grow. Successful growth will require that we continue to expand and improve our internal systems and our operations, including our distribution infrastructure. Our business plan depends on our ability to open and operate new retail stores and to convert, where applicable, the formats of existing stores on a profitable basis. In addition, we will need to identify, hire and retain a sufficient number of qualified personnel to work in our new stores. We are also seeking to complete the integration of Lane Bryant into our current operating structure, and to transition away from certain services being provided to our Lane Bryant operations by Limited Brands (formerly The Limited, Inc.), from which we acquired Lane Bryant. These objectives have created and may continue to create additional pressure on our staff and on our operating systems. We cannot assure you that our business plan will be successful, or that we will achieve our objectives as quickly or as effectively as we hope.

We depend on key personnel and may not be able to retain or replace these employees or recruit additional qualified personnel.

   Our success and our ability to execute our business strategy depend largely on the efforts and abilities of our Chief Executive Officer, Dorrit J. Bern, and her management team. The loss of services of one or more of our key personnel could have a material adverse effect on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-person life insurance policies with respect to any of our employees.

We could be materially and adversely affected if any of our distribution centers are shut down.


   We operate distribution facilities in Greencastle, Indiana, Memphis, Tennessee, and Columbus, Ohio, and we have recently also acquired a distribution center in Baltimore County, Maryland. Most of the merchandise we purchase is shipped directly to our distribution centers, where it is prepared for shipment to the appropriate stores. If any of our distribution centers were to shut down or lose significant capacity for any reason, the other distribution centers may not be able to support the resulting additional distribution demands, in part because of capacity constraints and in part because each distribution center services a particular brand. As a result, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center.


War, acts of terrorism, or the threat of either may negatively impact the availability of merchandise and otherwise adversely impact our business.

   In the event of war or acts of terrorism, or if either are threatened, our ability to obtain merchandise for sale in our stores may be negatively impacted. A substantial portion of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our net sales and profit margins may be adversely affected. If commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores. On September 11, 2001, in response to terrorist attacks on the United States, a majority of our retail stores either did not open or were closed early. Since then, the government has reported threats of further attacks against United States locations, including malls. In the event of war or additional acts of terrorism, or the threat of either, we may be required to suspend operations in some or all of our stores, which could have a material adverse impact on our business, financial condition, and results of operations.

We rely on foreign sources of production.

   We purchase a significant portion of our apparel directly in foreign markets and indirectly through domestic vendors with foreign sources. We face a variety of risks generally associated with doing business in foreign markets and importing merchandise from abroad, including:

  .   political instability;

  .   increased security requirements applicable to imported goods;

  .   imposition of duties, taxes, and other charges on imports;

  .   currency and exchange risks;

  .   delays in shipping; and

  .   increased costs of transportation.

   New initiatives may be proposed that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions that, if enacted, could increase the cost of products purchased from suppliers in such countries or restrict the importation of products from such countries. The future performance of our business will depend on our foreign suppliers and may be adversely affected by the factors listed above, all of which are beyond our control.

Issues of global workplace conditions may adversely affect our business.

   If any one of our manufacturers or vendors:

  .   fails to operate in compliance with applicable laws and regulations;

  . is perceived by the public as failing to meet certain labor standards in the United States; or

  .   employs unfair labor practices,

our business could be adversely affected. Current global workplace concerns of the public include perceived low wages, poor working conditions, age of employees, and various other employment standards. These globalization issues may affect the available supply of certain manufacturers' products, which may result in increased costs to us. Furthermore, a negative customer perception of any of our key vendors or their products may result in a lower customer demand for our apparel.

We depend on strip shopping center and mall traffic and our ability to identify suitable store locations.

   Our sales are dependent in part on a high volume of strip shopping center and mall traffic. Strip shopping center and mall traffic may be adversely affected by, among other things, economic downturns, the closing of anchor stores or changes in customer shopping preferences. A decline in the popularity of strip shopping center or mall shopping among our target customers could have a material adverse effect on our business.

   To take advantage of customer traffic and the shopping preferences of our customers, we need to maintain or acquire stores in desirable locations. We cannot assure you that desirable store locations will continue to be available.

We may be unable to protect our trademarks and other intellectual property rights.

   We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks on a worldwide basis. We are not aware of any claims of infringement or challenges to our right to use any of our trademarks and service marks in the United States. Nevertheless, there can be no assurance that the actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

Risks of Investing in These Notes

The notes rank below our secured debt and the liabilities of our subsidiaries.

   The notes are our senior unsecured obligations and rank equally with all of our existing and future unsecured, unsubordinated indebtedness. However, the notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness. As a result, our assets that have been pledged to our secured creditors will be available to pay obligations on the notes only after such secured indebtedness has been paid in full, and we may not have sufficient assets remaining to repay in full all of the notes then outstanding, if any of the following occur:

  .   we become insolvent or are forced to liquidate our assets;

  .   we default on our secured indebtedness; or

  .   the notes are accelerated due to any other event of default.

   The notes are also effectively subordinated in right of payment to all of our subsidiaries' indebtedness and other liabilities, including trade payables. The notes are exclusively obligations of Charming Shoppes. Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depends upon dividends, distributions, loans or other payments by our subsidiaries to us, which, in turn, depends on the earnings of our subsidiaries.

   Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions, and are also subject to certain restrictions in our existing credit agreements.

   The incurrence of additional indebtedness and other liabilities could materially and adversely affect our ability to pay our obligations on the notes. The indenture governing the notes does not limit our ability to incur any indebtedness, including secured indebtedness, and does not limit the ability of our subsidiaries to incur indebtedness or other liabilities. As of August 3, 2002, we had outstanding letters of credit totaling $75.7 million under our revolving credit facility. There were no cash borrowings outstanding under the facility as of August 3, 2002. As of that date, we had unused availability under the revolving credit facility of $166.5 million. See "Description of Notes--Ranking."

We may be unable to repay or repurchase the notes.

   At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, if we experience a repurchase event upon a change in control, you will be entitled to require us to repurchase all or a portion of your notes. We may elect, subject to certain conditions, to pay the repurchase price in shares of our common stock. We may not have enough funds to pay the redemption price in cash for all tendered notes. The credit agreements or other agreements relating to our indebtedness may:

  . contain provisions requiring payment of that indebtedness after a repurchase event; or

  .   expressly prohibit our repurchase of the notes after a repurchase event.

   If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we were unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could also result in an event of default with respect to our other debt.

   The fact that a change in control is a repurchase event may not necessarily afford you protection in the event of a highly leveraged transaction. The term "change in control" is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a repurchase event may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. See "Description of Notes--Repurchase at Option of Holders."

You may have difficulty selling the notes because no trading market exists for the notes.

   Currently, there is no existing trading market for the notes, and we cannot assure you that a trading market will develop or that any trading market that develops will continue or allow you to sell your notes quickly. We also cannot assure you of the price at which you will be able to sell your notes, if you are able to sell them at all.

   The initial purchasers have advised us that they intend to make a market in the notes, but they are not obligated to do so, and their market making may be interrupted or discontinued without notice. If the initial purchasers were to make a market, the notes could trade at prices that are higher or lower than the principal amount of the notes depending on many factors, including:

  .   prevailing interest rates;

  .   the market for similar securities;

  .   our operating results; and

  .   our common stock's trading price.

   The notes are eligible for trading on The PORTAL Market of the National Association of Securities Dealers, Inc., but we do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

We expect that the trading value of the notes will be significantly affected by the price of our common stock.

   The market price of the notes is expected to be significantly affected by the market price of our common stock. The stock market has from time to time experienced extreme price and volume fluctuations which have often been unrelated to the operating performance of particular companies. Our common stock has also experienced significant price fluctuations. This may result in greater volatility in the value of the notes than would be expected for nonconvertible debt securities we issue.

Changes in our credit rating or the credit markets could adversely affect the trading price of the notes.

   The trading price for the notes will be based on a number of factors, including:

  .   our rating with major credit rating agencies;

  . the prevailing interest rates being paid by other companies similar to us; and

  .   the overall condition of the financial markets.

   The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes. In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the specialty retail or apparel industries as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our rating could have an adverse effect on the price of the notes.

The market price of our common stock could be affected by the substantial number of shares that are eligible for future sale.

   As of September 18, 2002, we had 112,763,060 shares of common stock outstanding. Also as of that date, we had outstanding options to purchase 12,402,239 shares of our common stock. We cannot predict the effect, if any, that future sales of our debt securities or shares of common stock or the notes, or the availability of the notes or shares of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

Other Risks

Anti-takeover provisions in our governing documents and Pennsylvania law may discourage other companies from attempting to acquire us.

   Some provisions of our articles of incorporation and bylaws and of Pennsylvania law may discourage some transactions where we would otherwise experience a change in control. For example, our articles of incorporation and bylaws contain provisions that:

  . classify our board into three classes, with one class being elected each year;

  .   do not permit cumulative voting;

  . permit our board to issue "blank check" preferred stock without shareholder approval;

  . require certain advance notice procedures with regard to the nomination of candidates for election as directors, other than nominations by or at the direction of our board;

  . prohibit us from engaging in some types of business combinations with a holder of 10% or more of our voting securities without super-majority shareholder or board approval;

  . prevent our directors from being removed without cause except upon super-majority shareholder approval; and

  . prevent a holder of 20% or more of our common stock from taking certain actions without certain approvals.

   We also have adopted a Shareholder Rights Plan. This plan may make it more difficult and more expensive to acquire us, and may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for such stock, and, accordingly, may limit a shareholder's ability to realize a premium over the market price of our common stock in connection with any such transaction.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with our financial statements and related notes incorporated in this prospectus by reference.

   In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and expands the definition of intangible assets that are to be recorded separately from goodwill. For business combinations accounted for under the purchase method that were completed prior to July 1, 2001, previously recorded goodwill and intangibles are to be evaluated against the criteria in SFAS No. 141, which may result in the reclassification of certain intangible assets into or out of recorded goodwill. SFAS No. 142 requires that goodwill and intangible assets with an indefinite useful life not be amortized, but reviewed for impairment at least annually and written down in periods in which the recorded value of the goodwill or intangible asset exceeds its fair value. The transition provisions of SFAS No. 142 require the continuation of amortization of goodwill acquired prior to June 30, 2001, and require non-amortization of goodwill and indefinite-lived intangible assets acquired subsequent to June 30, 2001, until the provisions of SFAS No. 142 are adopted in full.

   We adopted the provisions of SFAS No. 142 in full as of February 3, 2002. Our consolidated balance sheet as of February 2, 2002 included $87,205,000 of goodwill related to the acquisition of Catherine's Stores Corporation ("Catherine's"). We recognized $4,885,000 of amortization of the Catherine's goodwill during each of the fiscal years ended February 2, 2002 and February 3, 2001. Commencing February 3, 2002, we are no longer amortizing goodwill. However, the goodwill will be subject to periodic impairment reviews in accordance with the provisions of SFAS No. 142.


   Consequently, in accordance with the transition provisions of SFAS No. 142, we tested the Catherine's goodwill for impairment during the thirteen weeks ended August 3, 2002. We have determined that the carrying value of the Catherine's goodwill (including the value of the intangible assets not separately accounted for) exceeded the estimated fair value of the Catherine's goodwill under SFAS No. 142. We have determined the estimated fair value of the Catherine's goodwill using the present value of expected future cash flows associated with the Catherine's assets and we recorded a write-down, which is not deductible for income tax purposes, of $43,975,000 to reduce the carrying value of the goodwill to its estimated fair value. The write-down has been recorded as the cumulative effect of an accounting change as of February 3, 2002, the beginning of our year ended February 1, 2003. The calculation required estimates, assumptions and judgments, and results might have been materially different if different estimates, assumptions and judgments had been used.


   We have evaluated our recorded trademarks and Lane Bryant goodwill in accordance with the provisions of SFAS No. 142 as of February 3, 2002, and have determined that there has been no impairment.

   The pro forma effect of applying the non-amortization provisions of SFAS No. 142 for the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000 is as follows:

                                                                                 Year Ended
                                                                     -----------------------------------
                                                                     February 2,   February 3, January 29,
                                                                        2002          2001        2000
                                                                     -----------   ----------- -----------
                                                                     (In thousands, except per share data)
Income (loss) before cumulative effect of accounting change, as
  reported(1).......................................................   $(4,406)      $51,638     $45,059
Pro forma effect of excluding goodwill amortization(2)..............     4,885         4,885           0
                                                                       -------       -------     -------
Pro forma income before cumulative effect of accounting change......       479        56,523      45,059
Cumulative effect of accounting change, net of income tax benefit of
  $334..............................................................         0          (540)          0
                                                                       -------       -------     -------
Pro forma net income................................................   $   479       $55,983     $45,059
                                                                       =======       =======     =======
Basic net income (loss) per share:
   Income (loss) before cumulative effect of accounting change, as
     reported(1)....................................................   $  (.04)      $   .51     $   .46
   Pro forma effect of excluding goodwill amortization(2)...........       .04           .05         .00
                                                                       -------       -------     -------
   Pro forma income before cumulative effect of accounting change...       .00           .56         .46
   Cumulative effect of accounting change, net of income taxes......   $   .00          (.01)        .00
                                                                       -------       -------     -------
   Pro forma net income.............................................   $   .00       $   .55     $   .46
                                                                       =======       =======     =======
Fully diluted net income (loss) per share...........................
   Income (loss) before cumulative effect of accounting change, as
     reported(1)....................................................   $  (.04)      $   .49     $   .43
   Pro forma effect of excluding goodwill amortization(2)...........       .04           .05         .00
                                                                       -------       -------     -------
   Pro forma income before cumulative effect of accounting change...       .00           .54         .43
   Cumulative effect of accounting change, net of income taxes......       .00          (.01)        .00
                                                                       -------       -------     -------
   Pro forma net income per share...................................   $   .00       $   .53     $   .43
                                                                       =======       =======     =======

--------
(1) During the quarter ended August 3, 2002, the Company adopted FAS 145, "Rescission of FAS Statements No. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections," which requires that prior period financial statements be reclassified consistent with the new rule. During the year ended January 29, 2000, the Company had reported a $1.2 million after-tax gain on the early retirement of debt as an extraordinary item in accordance with the accounting rules in effect at that time. This item does not qualify as an extraordinary item pursuant to FAS 145; accordingly it has been reclassified to income before the cumulative effect of accounting change.
(2) The goodwill amortization is not deductible for tax purposes and therefore has no related tax effect.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                      RATIO OF EARNINGS TO FIXED CHARGES


   The unaudited ratio of earnings to fixed charges for each of the periods indicated is as follows:



                                                             Fiscal Years Ended                Six Months Ended
                                                --------------------------------------------- -------------------
                                                Jan. 31, Jan. 30, Jan. 29,  Feb. 3,   Feb. 2  August 4, August 3,
                                                  1998     1999   2000(2)  2001(1)(2) 2002(2)   2001      2002
                                                -------- -------- -------- ---------- ------- --------- ---------
Ratio of earnings to fixed charges(3)..........  1.86x     .09x    3.16x     2.91x      .93x    2.67x     2.57x
Adjusted ratio of earnings to fixed charges(4).  1.48x    1.68x    2.86x     2.91x     1.50x    2.67x     2.57x
Pro forma ratio of earnings to fixed charges(5)     NA       NA       NA        NA     1.08x       NA     2.87x

--------
(1) Fiscal year ended February 3, 2001 consisted of 53 weeks.

(2) Results for fiscal year ended February 2, 2002 and the six months ended August 3, 2002 include the results of Lane Bryant, Inc., acquired August 16, 2001, from the date of acquisition. Results for fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000 and the six months ended August 3, 2002 and August 4, 2001 include the results of Catherines Stores Corporation, acquired January 7, 2000, and Modern Woman Holdings, Inc., acquired August 2, 1999, from the dates of their respective acquisitions.

(3) In accordance with the rules and regulations of the SEC, for purposes of computing the ratios of earnings to fixed charges, earnings represent income from operations before fixed charges and income taxes, and fixed charges represent gross interest expense, including capitalized interest, and a share of rental expense, which is deemed to be representative of the interest factor. We would have had to generate additional earnings of $4,526,000 in the fiscal year ended February 2, 2002 and $30,989,000 in the fiscal year ended January 30, 1999 to achieve a ratio of 1:1.
(4) For purposes of this adjusted ratio of earnings to fixed charges, earnings represent income (loss) before cumulative effect of accounting change, restructuring charge (credit), non-recurring gain from demutualization of insurance company, nonrecurring gain from asset securitization, fixed charges and income taxes, and fixed charges represent gross interest expense, including capitalized interest, and a share of rental expense, which is deemed to be representative of the interest factor.

(5) All proceeds from the offering of the notes to be registered will be received by the selling noteholders. The net proceeds received by the Company from the sales of notes to the initial purchasers were used to retire $67.5 million of term notes, redeem $6.9 million of convertible notes called for redemption and paydown $3.5 million of revolving credit debt. The remaining $67.6 million, together with $16.5 million in existing cash, was used to purchase $84.1 million of treasury stock. In connection with the sale of notes to the initial purchasers, the Company called for redemption all of its $96.0 million of 7.5% convertible notes due 2006. $89.1 million of those notes were converted to common stock. The pro forma ratio of earnings to fixed charges adjusts the historical ratio for the elimination of all interest expense associated with the Company's 7.5% convertible notes that were either converted or redeemed, the elimination of interest expense associated with the term debt and revolving credit borrowings which were paid, and the addition of interest expense related to $77.9 million of the 4.75% Senior Convertible Notes, which were used to redeem the 7.5% convertible notes and pay the term debt and revolving credit borrowings. Borrowings used to pay the term debt were assumed to be outstanding from August 16, 2001, when the term debt was issued. The pro forma adjustments do not include any interest expense on the amount of indebtedness used to purchase treasury stock. The pro forma ratio of earnings to fixed charges is not necessarily indicative of what the future ratio of earnings to fixed charges will be.

                             DESCRIPTION OF NOTES

   We issued the notes under an indenture dated as of May 28, 2002 between Charming Shoppes and Wachovia Bank, National Association, as trustee. The following summarizes some, but not all, of the provisions of the notes and the indenture. We urge you to read the indenture and the notes in their entirety because they, and not this description, define your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes has been filed as an exhibit to the registration statement of which this prospectus is a part and is available to you upon request. In this "Description of Notes," when we refer to "Charming Shoppes," "we," "our," or "us," we are referring to Charming Shoppes, Inc., and not to any of its subsidiaries.

General

   The notes are our unsecured general obligations and are ranked in right of payment as described under "--Ranking." The notes are convertible into our common stock as described under "--Conversion of the Notes." The notes were issued only in denominations of $1,000 or in integral multiples of $1,000.

   The notes bear interest at the annual rate of 4.75% from the date of original issuance or from the most recent payment date to which interest has been paid or duly provided for. Interest is payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 2002 to holders of record at the close of business on the preceding May 15 and November 15, respectively, except:

  . that the interest payable upon redemption or repurchase, unless the date of redemption or repurchase is an interest payment date, will be payable to the person to whom principal is payable; and

  .   as set forth in the next succeeding paragraph.

   In the case of any note, or portion of any note, that is converted into our common stock during the period from, but excluding, a record date for any interest payment date to, but excluding, that interest payment date, either:

  . if the note, or portion of the note, has been called for redemption on a redemption date that occurs during that period, or is to be repurchased on a repurchase date, as defined below, that occurs during that period, then we will not be required to pay interest on that interest payment date in respect of any note, or portion of any note, that is so redeemed or repurchased; or

  . if otherwise, any note or portion of any note that is not called for redemption that is submitted for conversion during that period, must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted.

   See "--Conversion of the Notes."

   Interest will be paid, at our option, either:

  . by check mailed to the address of the person entitled to the interest as it appears in the note register; provided that a holder of notes with an aggregate principal amount in excess of $10 million will, at the written election of the holder, be paid by wire transfer in immediately available funds; or

  . by transfer to an account maintained by that person located in the United States.

   Payments to The Depository Trust Company, New York, New York ("DTC"), will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

   The notes will mature on June 1, 2012 unless earlier converted, redeemed or repurchased as described below. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness or our issuance or repurchase of securities. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control of Charming Shoppes except to the extent described below under "--Repurchase at Option of Holders."

Conversion of the Notes

   Any registered holder of notes may, at any time before the close of business on the business day before the date of repurchase, redemption or final maturity of the notes, as appropriate, convert the principal amount of any notes or portions thereof, in denominations of $1,000 or integral multiples of $1,000, into our common stock, at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below.

   Except as described below, no payment or adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock issued upon conversion. If any notes not called for redemption are converted between a record date and the next interest payment date, those notes must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. We are not required to issue fractional shares of common stock upon conversion of the notes and, instead, will pay a cash adjustment based upon the market price of common stock on the last trading day before the date of conversion. In the case of notes called for redemption or tendered for repurchase, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption or repurchase unless we default in the payment of the redemption or repurchase price. A note that the holder has elected to be repurchased may be converted only if the holder withdraws its election to have its notes repurchased in accordance with the terms of the indenture.

   The initial conversion price set forth on the cover page of this prospectus is subject to adjustment upon specified events, including:

   (1) the issuance of our common stock as a dividend or distribution on our common stock;

   (2) the issuance to all holders of common stock of rights or warrants to purchase common stock at a price per share less than the current market price;

   (3) specified subdivisions and combinations of our common stock;

   (4) the distribution to all holders of common stock of capital stock, other than common stock, or evidences of our indebtedness or of assets, including securities, but excluding those rights, warrants, dividends, and distributions referred to above or paid in cash;

   (5) a dividend or distribution consisting exclusively of cash to all holders of our common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in any tender offer by us for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization; or

   (6) the purchase of our common stock pursuant to a tender offer made by us to the extent that the same involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us for our common stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of our common stock within the 12 months preceding the expiration of the tender offer for which no adjustment has been made, exceeds 15% of our market capitalization on the expiration of such tender offer.

   We may, instead of making any required adjustment in the conversion price under clause (4), (5) or (6), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to shares of common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clauses
(5) and (6), interest accrued as a consequence of the investment of the cash amount that the holder would have been so entitled to receive in U.S. Government obligations with a maturity of not more than three months.

   In the case of:

  . any reclassification or change of the outstanding shares of our common stock;

  .   a consolidation, merger or combination involving us; or

  . a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety in which holders of common stock would be entitled to receive stock, other securities, other property or assets, including cash, in respect of or in exchange for all shares of our common stock.

   Then the holders of the notes then outstanding will generally be entitled thereafter to convert the notes into the same type of consideration that they would have owned or been entitled to receive upon such event had the notes been converted into common stock immediately before that event, assuming that a holder of notes would not have exercised any rights of election as to the consideration receivable in connection with that transaction.

   If we make a taxable distribution to holders of our common stock or in specified other circumstances requiring an adjustment to the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In some other circumstances, the absence of an adjustment to the conversion price may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Tax Considerations."

   We may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of the reduction. We may, at our option, make reductions to the conversion price, in addition to those described above, as our board deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as dividends or distributions of, or rights to acquire, stock for income tax purposes.

   No adjustment in the conversion price will be required unless that adjustment would require an increase or decrease of at least 1% in the conversion price then in effect; however, any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Optional Redemption by Us

   The notes are not entitled to any sinking fund.

   At any time on or after June 4, 2007, we may redeem the notes on at least 20 days' notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

                                                            Redemption
          Period                                              Price
          ------                                            ----------
          Beginning June 4, 2007 and ending on May 31, 2008   102.38%
          Beginning June 1, 2008 and ending on May 31, 2009   101.90%
          Beginning June 1, 2009 and ending on May 31, 2010   101.43%
          Beginning June 1, 2010 and ending on May 31, 2011   100.95%
          Beginning June 1, 2011 and ending on May 31, 2012   100.48%

   Any accrued interest becoming due on the date fixed for redemption will be payable to the holders of record on the relevant record date of the notes being redeemed.

   If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of that holder's notes, the converted portion will be deemed to be of the portion selected for redemption.

   On and after the redemption date, unless we default in the payment of the redemption price, interest will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set apart for payment. In the case of notes or portions of notes redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

Repurchase at Option of Holders

   You will have the right, at your option, to require us to repurchase all or any portion of your notes following the occurrence of a repurchase event.

   The repurchase price will be 100% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, then the interest payable on that date will be paid to the holder of record on the preceding record date.

   At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in shares of our common stock, valued at 95% of the average of the closing prices for the five trading days immediately before and including the third trading day preceding the repurchase date. The repurchase price may be paid in shares of common stock only if the following conditions are satisfied:

  . such shares have been registered under the Securities Act or are freely transferable without such registration;

  . the issuance of such common stock does not require registration with or approval of any governmental authority under any state law or any other federal law, which registration or approval has not been made or obtained;

  . such shares have been approved for quotation on the Nasdaq National Market or listing on a national securities exchange; and

  . such shares will be issued out of our authorized but unissued common stock and, upon issuance, will be duly and validly issued and fully paid and non-assessable and free of any preemptive rights.

   A repurchase event will be considered to have occurred if one of the following "change in control" events occurs:

  . any person or group is or becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

  . we consolidate with or merge into any other person or any other person merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities, unless our shareholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the person resulting from the transaction, or unless such transaction is effected solely to change our jurisdiction of incorporation;

  . we convey, transfer or lease all or substantially all of our assets to any person other than our subsidiaries, unless our shareholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the transferee person; or

  . we are liquidated or dissolved or adopt a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "--Consolidation, Merger and Sale of Assets."

   However, a change in control will not be deemed to have occurred if either:

  .   the last sale price of our common stock for any five trading days within
      (A) the period of ten consecutive trading days immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control resulting solely from a change in control under the first bullet point above; or (B) the period of ten consecutive trading days immediately preceding the change in control, in the case of a change in control under the second and third bullet points above, is at least equal to 105% of the conversion price in effect on such day; or

  . in the case of a merger or consolidation, at least 90% of the consideration excluding cash payments for fractional shares in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

   We are required to mail you a notice no later than 10 business days after the occurrence of a repurchase event. The notice must describe, among other things, the repurchase event, your right to elect repurchase of the notes, and the repurchase date. We must deliver a copy of the notice to the trustee. You may exercise your repurchase rights by delivering written notice to the trustee. The notice must be accompanied by the notes duly endorsed for transfer to us. You must deliver the exercise notice on or before the 30th day after the date of our notice of such repurchase event (the "Repurchase Date").

   Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to us and the trustee before the close of business on the business day prior to the Repurchase Date.

   The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" assets has occurred. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

   We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Our debt agreements may prohibit us from paying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt.

   The change in control feature may not necessarily afford you protection in the event of a highly leveraged transaction, a change in control or similar transactions involving us. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes. In addition, our management could undertake leveraged transactions that could constitute a change in control. Our board does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transaction.

   The requirement to repurchase notes upon a repurchase event could delay, defer or prevent a change in control. As a result, the repurchase right may discourage:

  .   a merger, consolidation or tender offer; and

  .   the assumption of control by a holder of a large block of our shares.

   The repurchase feature was a result of negotiations between us and the initial purchasers. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change in control, although it is possible that we may decide to do so in the future.

   The Exchange Act and the rules thereunder require the distribution of specific types of information to securityholders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

Ranking

   The notes are our senior unsecured obligations and rank equally with all of our existing and future senior indebtedness. However, the notes are effectively subordinated to all existing and future obligations (including obligations to trade creditors) of our subsidiaries, and to any of our secured indebtedness to the extent of the collateral securing such indebtedness. See "Description of Other Indebtedness--Loan and Security Agreement." As of August 3, 2002, we had outstanding letters of credit totaling $75.7 million under our revolving credit facility. No other amounts were outstanding under our revolving credit agreement as of that date.

Satisfaction and Discharge

   We may be discharged from our obligations on the notes if they mature within one year or will be redeemed within one year, and we deposit with the trustee enough cash and/or U.S. government obligations to pay all the principal, premium, if any, and interest due to the stated maturity date or redemption date of the notes.

Defeasance

   The indenture also contains a provision that permits us to elect:

  . to be discharged from all of our obligations, subject to limited exceptions, with respect to the notes then outstanding; and/or

  . to be released from our obligations under the covenants relating to the required offer to repurchase upon a repurchase event, maintenance of our corporate existence, reports to holders, and certain other obligations.

   To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, premium, if any, and interest on the notes. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of the action. If we elect to be discharged from all of our obligations as outlined above in the first bullet point in this section, the holders of the notes will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

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Transfer and Exchange

   We issued the notes in registered form, without interest coupons. Notes may be transferred or exchanged at the office of the security registrar in accordance with the indenture. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange. In the event of any potential redemption of the notes, we will not be required to:

  . issue, authenticate or register the transfer of or exchange any note during a period beginning at the opening of business 10 business days before the mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

  . register the transfer of or exchange any note selected for redemption, in whole or in part, except the unredeemed portion of notes being redeemed in part.

Consolidation, Merger and Sale of Assets

   We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

  . the successor, if any, is a U.S. or a District of Columbia corporation, limited liability company, partnership, trust or other business entity;

  . the successor assumes our obligations under the notes, the indenture and the registration rights agreement; and

  . immediately after giving effect to the transaction, no default or event of default will have occurred and be continuing, and certain other conditions are met.

Events of Default

   The indenture defines an event of default with respect to the notes as one or more of the following events:

   (1) our failure to pay principal of or any premium on the notes when due;

   (2) our failure to pay any interest on the notes when due, if such failure continues for 30 days;

   (3) our failure to perform any other covenant in the indenture, if such failure continues for 90 days after the notice required in the indenture;

   (4) any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our significant subsidiaries, in an aggregate principal amount in excess of $50 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled within a period of 30 days after notice as provided in the indenture; or

   (5) our bankruptcy, insolvency or reorganization (which in the case of a proceeding instituted against us is not dismissed within 90 days).

   If an event of default, other than an event of default described in the last clause above, occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes, by written notice to us and the trustee, may declare the principal amount, including any accrued and unpaid interest on the notes, to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If an event of default described in the last clause above occurs, the principal amount of all the notes will automatically become immediately due and payable.

   After acceleration but before a judgment or decree of the money due in respect of the notes has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may rescind such acceleration and its consequences, except default in the payment of principal or interest on the notes (other than the nonpayment of principal or interest on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above).

   Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and notice is delivered to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal or interest on the notes) if it determines in good faith that withholding notice is in their best interest.

   A holder will have the right to begin a proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture only if:

   (1) the holder gives to the trustee written notice of a continuing event of default;

   (2) holders of at least 25% in aggregate principal amount of notes then outstanding made a written request to the trustee to pursue the remedy;

   (3) such holder or holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

   (4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

   (5) during such 60-day period the holders of a majority in aggregate principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request.

   Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date or their right to convert without following the procedures listed in (1) through (5) above.

   We will furnish the trustee an annual statement by our officers as to whether or not, to the officer's knowledge, we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and Waiver

   We and the trustee may make certain modifications and amendments to the indenture or the notes without notice to or the consent of any holder, including modifications or amendments to comply with the merger provisions described in the indenture, to provide for uncertificated notes in addition to or in place of certificated notes, to comply with the provisions of the Trust Indenture Act, to appoint a successor trustee, to cure any ambiguity, defect or inconsistency, or to make any other change that does not adversely affect the rights of the holders.

   We may make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by the modification or amendment. However, we may not make any modification or amendment without the consent of the holder of each outstanding note affected by the modification or amendment if such modification or amendment would:

  .   change the stated maturity of the notes;

  .   reduce the principal, premium, if any, or interest on the notes;

  . change the place of payment from New York, New York or the currency in which the notes are payable;

  . waive a default in payment of the principal of or interest on any note (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

  . impair the right to sue for any payment after the stated maturity or redemption date;

  . modify the ranking of the notes in a materially adverse manner to the holders;

  . adversely affect the right to convert the notes other than as provided in or under the indenture; or

  . change the provisions in the indenture that relate to modifying or amending the indenture.

   Generally, the holders of not less than a majority of the aggregate principal amount of the outstanding notes may, on behalf of all holders of the notes, waive any past default or event of default unless:

  . we fail to pay principal, premium or interest on any note when due (other than on account of acceleration that may be rescinded by the majority holders);

  .   we fail to convert any note into common stock; or

  . we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

   Any notes held by us or by any persons directly or indirectly controlling or controlled by or under direct or indirect common control with us will be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Notices

   Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

   The indenture and the notes are governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

Regarding the Trustee

   Wachovia Bank, National Association is the trustee under the indenture. The trustee will be permitted to deal with us and any affiliate of ours with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflicts or resign.

   Wachovia Bank, National Association is an affiliate of First Union Securities, Inc., an initial purchaser of the notes. Pursuant to the Trust Indenture Act of 1939, if an event of default were to occur with respect to the notes, Wachovia Bank, National Association might be deemed to have a conflicting interest by virtue of being an affiliate of one of the initial purchasers of the notes. In that event, Wachovia Bank, National Association would be required to resign as a trustee or eliminate the conflicting interest.

   The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

   We have initially appointed the trustee as the security registrar, paying agent and conversion agent. We may designate additional registrars, paying or conversion agents or change registrars, paying or conversion agents. However, we will be required to maintain a paying agent in the place of payment for the notes.

Purchase and Cancellation

   All notes surrendered for payment, redemption, registration of transfer or exchange or conversion will, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee will be cancelled promptly by the trustee. No notes will be issued in exchange for any notes cancelled as provided in the indenture.

   We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

Replacement Notes

   We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to the trustee and us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

No Recourse Against Others

   None of our directors, officers, employees, shareholders or affiliates, as such, will have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

                       DESCRIPTION OF OTHER INDEBTEDNESS

   The following summarizes the material provisions of certain of our indebtedness currently outstanding. The capitalized terms used below and not otherwise defined in this prospectus have the definitions applied to them within our loan and security agreement.

Loan and Security Agreement

   In connection with the acquisition of Lane Bryant, we replaced our existing $150 million revolving credit facility with a $375 million loan and security agreement. We also terminated two existing $20 million and $10 million revolving credit facilities. The loan and security agreement consists of a $300.0 million four year revolving credit facility and a $75.0 million three year term-loan. The loan and security agreement also enables us to have issued up to $150 million of letters of credit for overseas purchases of merchandise. During the second quarter of fiscal 2003 we repaid in full amounts then outstanding under the term-loan totaling $67.5 million. As of August 3, 2002, we had outstanding letters of credit totaling $75.7 million under our revolving credit facility. As of that date, we had no cash borrowings outstanding under the revolving credit facility and had unused availability under the facility of $166.5 million. The availability of borrowings under our revolving credit facility is subject to limitations based on eligible inventory and the value of certain real property. The credit facility is secured by our general assets, except for certain assets related to our credit card securitization program, certain real properties and equipment subject to other mortgages, our interest in our joint venture with Monsoon plc, and the assets of our non-U.S. subsidiaries.

   The interest rate on borrowings under the revolving credit facility ranges from Prime to Prime plus .75% per annum for Prime Rate Loans, and LIBOR plus 2.0% to LIBOR plus 2.75% per annum for Eurodollar Rate Loans, and is determined quarterly, based on our Leverage Ratio or excess availability, as defined in the loan and security agreement. The interest rate on borrowings under the three year term-loan that was repaid was 11.5%.

   The loan and security agreement includes limitations on sales and leasebacks, the incurrence of additional liens and debt, capital lease financing, and other limitations. The loan and security agreement also requires, among other things, that we not pay dividends on our common stock, under certain circumstances, and that we maintain an Adjusted Tangible Net Worth of $228.0 million (subject to adjustment). As of August 3, 2002, we were not in violation of any of the covenants included in the loan and security agreement.

                         DESCRIPTION OF CAPITAL STOCK

   Pursuant to our articles of incorporation, our authorized capital stock consists of 301,000,000 shares, of which:

  . 1,000,000 shares are designated as preferred stock, of which 500,000 shares of Participating Series A Junior Preferred Stock (the "Series A Preferred Shares"), $1.00 par value, have been authorized, none of which are outstanding; and

  . 300,000,000 shares are designated as common stock, $0.10 par value, of which 112,763,060 shares are outstanding as of September 18, 2002.

Common Stock

   Holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders generally, including the election of directors. Shareholders are entitled to receive such dividends as may be declared from time to time by our board out of funds legally available for dividends and in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after the payment of liabilities and any liquidation preference associated with outstanding preferred stock. The holders of our common stock have no cumulative voting rights, no preemptive rights, and no conversion rights. Our common stock outstanding as of the date of this prospectus is fully paid and nonassessable.

   The transfer agent for our common stock is American Stock Transfer and Trust Company.

Preferred Stock

   The board is authorized under our articles of incorporation to provide, without further shareholder action, for the issuance of preferred stock in one or more series with such designations, rights, qualifications, preferences, restrictions, and special or relative rights as may be set forth in resolutions adopted by our board. Accordingly, our board may issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. For example, the issuance of series preferred stock could result in a class of securities outstanding that will have certain preferences with respect to dividends and in liquidation over our common stock, may enjoy certain voting rights, contingent or otherwise, in addition to that of our common stock, and could result in the dilution of the voting rights, net income per share, and net book value of our common stock.

   Except for the Series A Preferred Shares (as described below), we have not authorized for issuance any preferred stock.

Series A Preferred Shares

   In connection with the adoption of the Shareholder Rights Plan described below, our board authorized 500,000 Series A Preferred Shares. As of the date of this prospectus, there were no Series A Preferred Shares outstanding.

   As of the date of this prospectus, holders of Series A Preferred Shares are entitled to 300 votes per share on all matters to be voted upon by our shareholders. If we, at any time after the date of this prospectus: (i) declare a dividend on common stock payable in shares of common stock; (ii) subdivide the outstanding shares of common stock; or (iii) combine the outstanding shares of common stock into a smaller number of shares (with each of (i)-(iii) being a "Preferred Adjustment Event"), then, in each such case, the number of votes per share to which a holder of Series A Preferred was entitled immediately before such event will be adjusted by multiplying such number by a fraction, the numerator of which will be the number of shares of common stock outstanding immediately after such event and the denominator of which will be the number of shares of common stock outstanding immediately before such event (the "Preferred Adjustment Factor").

   Dividends on Series A Preferred Shares accrue quarterly, on a cumulative basis and will be paid out of funds legally available for such purpose. As of the date of this prospectus, the rate of dividends payable on the first day of March, June, September and December or such other quarterly date as may be specified by our board will be in an amount per Series A Preferred Share equal to the greater of (i) $1.50 or (ii) subject to the provision for adjustment set forth below, 300 times the aggregate per share amount of cash dividends, and 300 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock, declared on our common stock since the immediately preceding quarterly dividend payment date, or with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of the Series A Preferred Shares. If a Preferred Adjustment Event occurs at any time after the date of this offering memorandum, the amount of dividends specified in (ii) to which holders of Series A Preferred Shares were entitled immediately before such event will be adjusted by multiplying such number by the Preferred Adjustment Factor.

   In the event of our liquidation, dissolution or winding up, holders of Series A Preferred Shares will be entitled to receive the greater of (i) $1.00 per Series A Preferred Share, plus accrued dividends to the date of distribution, whether or not earned or declared or (ii) an amount per share, subject to the provision for adjustment set forth below, equal to 300 times the aggregate amount to be distributed per share to the holders of common stock. If a Preferred Adjustment Event occurs any time after the date of this prospectus, then the liquidation payment contemplated by (ii) will be adjusted by multiplying such amount by the Preferred Adjustment Factor.

   If the dividends upon the Series A Preferred Shares are in arrears in an amount equal to six full quarterly dividends thereon, the holders of such series will be entitled to elect two directors. Such voting rights will continue until all accumulated and unpaid dividends have been paid or set aside for such purpose. At any time when such a right to elect directors has vested, we may, and upon the written request of not less than 20% of the then outstanding total number of Series A Preferred Shares having the right to elect directors in such circumstances will, call a special meeting of holders of such Series A Preferred Shares for the election of directors; provided that we will not be required to call a special meeting if the request is received less than 120 days before the next scheduled annual meeting or special meeting of the shareholders.

   The Series A Preferred Stock is not redeemable, and will rank junior with respect to payment of dividends and on liquidation to all other series of our preferred stock, except to the extent that any such series specifically provides that it will rank on parity with or junior to the Series A Preferred Stock.

Shareholder Rights Plan

   In February 1999, our board adopted a Shareholder Rights Plan to replace our prior Shareholder Rights Plan. Our board also authorized an increase of the Series A Preferred Shares from 300,000 shares to 500,000 shares and declared a dividend of one Right for each outstanding share of our common stock, payable as of the close of business on April 26, 1999 to shareholders of record as of the close of business on April 12, 1999.

   Each Right entitles the registered holder to purchase from us one three-hundredth of a share of Series A Preferred Stock, or, under certain circumstances, a combination of securities and assets of equivalent value, at a Purchase Price of $20.00 per share of common stock or Right, subject to adjustment. The Purchase Price may be paid in cash or, if we permit, by the delivery of Rights under certain circumstances. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") between us and American Stock Transfer & Trust Company, as Rights Agent. Each capitalized term in this "--Shareholder Rights Plan" has the meaning assigned to it within the Rights Agreement.

   Initially, ownership of the Rights will be evidenced by the certificates representing shares of our common stock then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from shares of our common stock and a "Distribution Date" will occur upon the earlier of
(i) 10 days following a
public announcement that (subject to certain exceptions) a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of shares of our outstanding common stock (the "Stock Acquisition Date") or (ii) the close of business on such date as may be fixed by our board, after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of our outstanding common stock. Until the Distribution Date, (i) the Rights will be evidenced by the certificates representing shares of our common stock and will be transferred with and only with such certificates; (ii) certificates issued after April 26, 1999 will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for our common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate. The Rights will not be exercisable until the Distribution Date and will expire at the close of business on April 25, 2009, unless earlier redeemed by us as provided in the Rights Agreement.

   If at any time following the Distribution Date a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, our common stock (or, in certain circumstances, cash, property or other of our securities) having a value equal to two times the exercise price of the Right. Instead of requiring payment of the purchase price upon exercise of the Rights following any such event, we may permit the holders simply to surrender the Rights under certain circumstances in which event they will be entitled to receive our common stock (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full purchase price. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person will be null and void. However, Rights are not exercisable until such time as the Rights are no longer redeemable by us as set forth in the Rights Agreement.

   If at any time following the Stock Acquisition Date, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation (other than a merger that is described, or that follows a tender offer or exchange offer described, above) or (ii) 50% or more of our assets or earning power are sold or transferred, each holder of a Right (except Rights that previously have been voided) will thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. Again, provision is made to permit the surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

   The purchase price payable, and the number of shares of our common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as described in the Rights Agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional share of common stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise.

   At any time until ten days following the Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a redemption price of $.01 per Right, subject to adjustment. The ten-day period may be extended by our board so long as the Rights are still redeemable. Immediately upon the action of the board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Anti-takeover Provisions of Applicable Pennsylvania Law and our Articles of Incorporation and Bylaws

   Certain provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), and our articles of incorporation and bylaws, summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by shareholders.

Pennsylvania Business Corporation Law

   Generally, Subchapters 25E, F, G and H of the PBCL place certain procedural requirements and establish certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors. As a consequence of amendments to our bylaws that were effected in 1984 and 1990, only Subchapter 25F of the PBCL applies to us.

   Subchapter 25F applies to a transaction between a publicly traded corporation and an interested shareholder (defined generally to be any beneficial owner of 20% or more of the corporation's voting stock). Subchapter 25F prohibits such a corporation from engaging in a "business combination" (as defined in the PBCL) with an interested shareholder unless (i) the board of such corporation gives approval to the proposed transaction or gives approval to the interested shareholder's acquisition of 20% of the shares entitled to vote in an election of directors of such corporation, in either case before the date on which the shareholder first becomes an interested shareholder (the "Share Acquisition Date"); (ii) the interested shareholder owns at least 80% of the stock of such corporation entitled to vote in an election of directors and, no earlier than three months after such interested shareholder reaches such 80% level, the majority of the remaining shareholders approve the proposed transaction and shareholders receive a minimum "fair price" for their shares (as set forth in the PBCL) in the transaction and the other conditions of Subchapter 25F are met; (iii) holders of all outstanding shares of common stock approve the transaction; (iv) no earlier than five years after the Share Acquisition Date, a majority of the remaining shares entitled to vote in an election of directors approve the transaction; or (v) no earlier than five years after the Share Acquisition Date, a majority of all the shares approve the transaction, all shareholders receive a minimum "fair price" for their shares (as set forth in the PBCL) and the other conditions of Subchapter 25F are met.

   Under certain circumstances, Subchapter 25F makes it more difficult for an interested shareholder to effect various business combinations with a corporation for a five-year period following a Share Acquisition Date. The provisions of Subchapter 25F should encourage persons interested in acquiring us to negotiate in advance with our board, since the higher shareholder voting requirements would not be invoked if such person, before acquiring 20% of our common stock, obtains the approval of our board for such acquisition or for the proposed business combination transaction (unless such person acquires 80% or more of our voting shares in such transaction, excluding certain shares as described above).

   Subchapter 25F will not prevent a hostile takeover of us. It may, however, make more difficult or discourage a takeover of us or the acquisition of control of us by a significant shareholder and thus the removal of incumbent management. Some shareholders may find this disadvantageous in that they may not be afforded the opportunity to participate in takeovers that are not approved as required by Subchapter 25F but in which shareholders might receive, for at least some of their shares, a substantial premium above the market price at the time of a tender offer or other acquisition transaction.

Articles of Incorporation and Bylaws Provisions

   Certain provisions of our articles of incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to takeover and acquire our business. These provisions may discourage some potentially interested purchasers from attempting a unilateral takeover bid for us on terms which some shareholders might favor. These provisions may also reduce the likelihood of a change in the management or voting control of us without the consent of our then incumbent board.

   The articles of incorporation and bylaws provide for a classified board consisting of three classes as nearly equal in number as practicable. The members of each class are elected for a period of three years, and the term of at least one class will expire in each year. The terms of the existing three classes expire in 2003, 2004 and 2005, respectively. Our board, a class of our board, or any individual director may be removed from office without assigning cause by the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series of our common stock then entitled to vote generally in the election of directors, voting together as a single class ("Voting Power").

   Our articles of incorporation provide that at least 80% of the Voting Power will be required to approve any "business combination" with an "interested shareholder" unless our board will have approved by resolution, before the time such person became an "interested shareholder," a memorandum of understanding or agreement with the "interested shareholder" setting forth, in general, the substance of the terms of the "business combination" transaction to be consummated. The term "business combination" is broadly defined in our articles of incorporation to include, among other things, the following transactions involving us and an "interested shareholder": (i) specified mergers, consolidations, sales or similar dispositions involving $5 million or more in consideration; (ii) issuances or transfers by us of any of our securities involving $5 million or more in consideration; (iii) liquidation or dissolution proposals; and (iv) reclassifications or recapitalizations. The term "interested shareholder" is broadly defined in our articles of incorporation to include, among other things, a person or persons, and his, her, its or their affiliates and associates, who acquire or beneficially own 10% or more of our Voting Power, unless in certain circumstances such Voting Power has been maintained for more than ten years. A majority of our board who are disinterested (i.e., unaffiliated with an "interested shareholder" and on a board before such person became an "interested shareholder") have the power and duty to determine "interested shareholder," "Voting Power," "affiliation," "association," and "business combination" matters, as such terms are defined or provided for in our articles of incorporation.

   At least 80% of the Voting Power is required to alter, amend or repeal, or adopt provisions inconsistent with, the provisions of our articles of incorporation described in the two preceding paragraphs.

   Our articles of incorporation do not permit cumulative voting in the election of directors. Under cumulative voting, it is possible for representation on a class of our board to be obtained by an individual or group of individuals which owns less than a majority of the Voting Power.

   Our bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of our board or a committee thereof, of candidates for election as directors. These procedures generally provide that the notice of proposed shareholder nominations for the election of directors must be given in writing to our Secretary not later than the date on which a shareholder proposal would be required to be submitted to us in order to be set forth in our proxy statement, in accordance with Exchange Act rules. Such notice generally must (i) identify the name and address of the nominating shareholder and nominee; (ii) contain representations concerning the nominating shareholder's ownership of common stock and intention to appear at the meeting and make the nomination; and (iii) include all relevant information concerning the nominee and his or her relationship or transactions with us that are required to be disclosed in the proxy statement pursuant to Exchange Act rules.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

   The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations issued thereunder, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary applies only to beneficial owners that hold notes and our common stock as "capital assets" (within the meaning of section 1221 of the Code).

   This discussion does not address all of the tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, expatriates, foreign persons or entities (except to the extent specifically set forth below), dealers in securities or currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, U.S. Holders whose financial currency is not the U.S. dollar, persons that hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or our common stock under the constructive sale provisions of the Code.

   We have not sought any ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS, or a court, will agree with these statements and conclusions. This summary does not discuss the effect of the federal estate or gift tax laws (except as set forth below with respect to Non-U.S. Holders) or the tax laws of any foreign, state, local or other jurisdiction.

   THE FOLLOWING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

   For purposes of the following discussion, the term "U.S. Holders" means beneficial owners of notes or common stock that are, for U.S. federal income tax purposes, (i) individual citizens or residents of the U.S.; (ii) corporations (or other entities treated as corporations for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof; (iii) estates, the income of which is subject to U.S. federal income taxation regardless of source; or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons and certain trusts in existence on August 20, 1996 that elect to be treated as United States persons, as such term is defined in the Code. The term "Non-U.S. Holders" means holders of the notes or common stock that are nonresident aliens, or corporations, estates or trusts that are not U.S. Holders.

   If a partnership is a beneficial owner of a note or our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of notes or our common stock that is a partnership, or is treated as a partnership for U.S. federal income tax purposes, and persons who are, or who are treated as, partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes and our common stock.

U.S. Holders

  Taxation of Interest

   Interest paid on the notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes.

  Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

   Upon a sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) the holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to the holder increased by the amount of any market discount taken into income as ordinary income (as discussed below) or decreased by any bond premium previously amortized with respect to the note (as discussed below). Such capital gain or loss will be long-term capital gain or loss if the U.S. Holders' holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

  Market Discount

   The market discount rules discussed below apply to any note purchased after its original issuance at a price that is less than its principal amount, as well as to any note purchased at its original issuance for an amount that is less than the price at which a substantial amount of the notes were originally sold.

   A U.S. Holder who purchases a note at a market discount generally will be required to treat any principal payments on, or any gain on the disposition or maturity of, such note as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, market discount is the amount by which the note's principal amount exceeds the holder's tax basis in the note immediately after the note is acquired. A note is not treated as purchased at market discount, however, if the market discount is less than 0.25 percent of the principal amount of the note multiplied by the number of complete years to maturity from the acquisition date. Market discount on a note will accrue on a straight-line basis, unless the holder elects to accrue such discount on a constant yield to maturity basis. This election is irrevocable and applies only to the note for which it is made. A holder may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. Holder disposes of a note acquired at a market discount in any nontaxable transaction (other than certain nonrecognition transactions referred to in section 1276(d) of the Code), accrued market discount will be includible in the U.S. Holder's income as ordinary income as if the U.S. Holder had sold the note at its fair market value. A U.S. Holder who has not elected to include market discount in income on a current basis will be required to defer the deduction of a portion of the interest expense attributable to any debt incurred or continued to purchase or carry a note with market discount until the maturity of the note, or, in certain circumstances its earlier disposition.

  Amortizable Bond Premium

   A U.S. Holder who purchases a note for an amount in excess of its principal amount generally will be considered to have purchased the note with "amortizable bond premium." Such a U.S. Holder generally may elect to amortize such premium using the constant yield to maturity method. The amount amortized in any year will generally be treated as a reduction of interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess will be allowed as a deduction for that year but only to the extent of the U.S. Holder's prior interest inclusions on the note. If the U.S. Holder does not make such an election, the premium on the note will decrease the gain or increase the loss otherwise recognized on the sale, redemption, retirement or other disposition of the note. The election to amortize the premium on a constant yield to maturity method, once made, generally applies to all bonds held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

  Conversion of the Notes

   A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in our common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for our common stock will generally include the holding period of the note converted.

   Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

  Dividends

   Distributions, if any, made on our common stock after a conversion generally will be included in the income of a U.S. Holder as dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in our common stock and thereafter as capital gain.

   Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments do not so qualify, the U.S. Holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for an anti-dilution adjustment may result in taxable dividend income to the U.S. Holders of common stock.

  Sale of Common Stock

   Upon the sale of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in our common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange.

Non-U.S. Holders

   In general, subject to the discussion below concerning backup withholding:

   (a) Payments of principal or interest on the notes by us or our paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. withholding tax at a rate of 30%, provided that:

       (i) in the case of interest that is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S., the Non-U.S. Holder provides us with a properly executed IRS W-8ECI;

      (ii) in the case of interest not effectively connected with the Non-U.S. Holders' conduct of a trade or business in the U.S., the Non-U.S. Holder (A) does not own, actually or constructively, 10% or more of the total combined voting power of all of our classes of stock entitled to vote within the meaning of section 871(h)(3) of the Code; (B) is not a "controlled foreign corporation" that is related to us through stock ownership; (C) is not a bank receiving interest described in section 881(c)(3)(A) of the Code; and (D) the certification requirements under section 871(h) or section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied, or (if the Non-U.S. Holder does not meet the requirements set forth in (A) through (D)) the Non-U.S. Holder provides a properly executed IRS Form W-8BEN claiming a reduction of or an exemption from withholding under an applicable tax treaty;

   (b) Distributions on common stock made by us or our paying agent that are treated as dividends for U.S. federal income tax purposes (including constructive distributions) will be subject to U.S. withholding tax at a 30% rate except where:

       (i) such distributions are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. and the Non-U.S. Holder provides us with a properly executed IRS W-8ECI; or

      (ii) such distributions are not effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. and the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN claiming a reduction of or an exemption from withholding under an applicable tax treaty.

   (c) A Non-U.S. Holder of a note or common stock will not be subject to U.S. withholding tax on gains realized on a sale, exchange or other disposition of such note or common stock. A Non-U.S. Holder will also not be subject to U.S. federal income tax on such gains unless:

       (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met;

      (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder; or

     (iii) we are or have been a "United States real properly holding corporation" (a "USRPHC") for United States federal income tax purposes at any time during the shorter of the five-year period preceding the sale or other disposition or the period such Non-U.S. Holder held our common stock and (A) our common stock is not regularly traded on an established securities market or (B) the Non-U.S. Holder owns more than 5% of our common stock at any time during the shorter of the two periods described above. We do not believe that we currently are a USRPHC and do not currently expect to become one in the future. However, we could become one as a result of future changes in assets or operations.

   To satisfy the certification requirements referred to in (a)(ii)(D) above, sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide the owner's name and address, and U.S. taxpayer identification number ("TIN"), if any; or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. This requirement will be fulfilled if the beneficial owner of a note certifies on IRS Forms W-8BEN or W-8EXP, or successor form, under penalties of perjury, that it is a Non-U.S. Holder and provides his or her name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). Special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners.

   If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on our common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed above are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

U.S. Federal Estate Tax

   A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

   Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and our common stock.

Backup Withholding and Information Reporting

   Information returns will be filed with the United States Internal Revenue Service in connection with payments made with respect to notes or common stock, as well as proceeds from the sale or other disposition of notes or our common stock. You may be subject to backup withholding tax (currently at a rate of 30%) on these payments unless you comply with identification and certification requirements. Noncorporate U.S. Holders will be subject to backup withholding only if such holders fail to furnish their taxpayer identification numbers or fail to satisfy certain other requirements. Non-U.S. Holders will be subject to backup withholding only if such holders do not properly certify their non-U.S. status.

   The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund provided that the required information is furnished to the IRS.

                            SELLING SECURITYHOLDERS

   We originally issued the notes in a private placement in May, 2002. Selling securityholders may offer and sell the notes and the underlying common stock using this prospectus.


   The following table contains information we received from the selling securityholders on or before September 26, 2002, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder prior to the offering and that may be offered using this prospectus. The selling securityholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the table below is presented.



                                          Principal
                                          Amount at                  Number of    Number of
                                         Maturity of                 Shares of    Shares of
                                            Notes                     Common        Common   Percentage of
                                         Beneficially Percentage       Stock      Stock That     Common
                                          Owned That   of Notes     Owned Prior     May be       Stock
Name                                     May Be Sold  Outstanding to the Offering  Sold(1)   Outstanding(2)
----                                     ------------ ----------- --------------- ---------- --------------
Aegon Transamerica Series Fund--         $ 1,260,000        *          127,530      127,530        *
  Strategic Total Return

AIM Opportunities I Fund                   1,255,000        *          127,024      127,024        *

AIM Opportunities II Fund                    745,000        *           75,405       75,405        *

Akela Capital Master Fund, Ltd.            2,000,000      1.3%         202,429      202,429        *

Alpine Associates                          3,950,000      2.6          399,798      399,798        *

Alpine Partners, L.P.                        550,000        *           55,668       55,668        *

Amaranth LLC                               1,700,000      1.1          172,065      172,065        *

Arbitex Master Fund, L.P.                 10,000,000      6.7        1,012,146    1,012,146        *

Aventis Pension Master Trust                  45,000        *            4,555        4,555        *

B.G.I. Global Investors c/o Forest           227,000        *           22,976       22,976        *
  Investment Mngt. L.L.C.

Banc One Capital Markets, Inc.               500,000        *           50,607       91,107        *

Bancroft Convertible Fund, Inc.            1,500,000      1.0          151,822      151,822        *

Bank Austria Cayman Islands, LTD           2,250,000      1.5          227,733      227,733        *

BNP Paribas Equity Strategies, SNC         3,155,000      2.1          319,332      319,332        *

Boilermaker--BlackSmith Pension Trust        250,000        *           25,304       25,304        *

CALAMOS(R) Convertible Growth and          5,200,000      3.5          526,316      526,316        *
  Income Fund--CALAMOS(R)
  Investment Trust

CALAMOS(R) Convertible Portfolio--            60,000        *            6,073        6,073        *
  CALAMOS(R) Advisors Trust

CALAMOS(R) Global Convertible Fund--       3,885,000      2.6          393,219      393,219        *
  CALAMOS(R) Investment Trust

CALAMOS(R) Market Neutral Fund--           7,000,000      4.7          708,502      708,502        *
  CALAMOS(R) Investment Trust

Chrysler Corporation Master Retirement     4,590,000      3.1          464,575      464,575        *
  Trust

Consulting Group Capital Markets Funds       650,000        *           65,789       65,789        *

Delta Air Lines Master Trust               1,235,000        *          125,000      125,000        *

Delta Pilots D & S Trust (c/o Oaktree        645,000        *           65,283       65,283        *
  Capital Management, LLC)

Delta Pilots Disability and Survivorship      85,000        *            8,603        8,603        *
  Trust (c/o CALAMOS(R) Investments)

DaimlerChrysler Corp. Emp. #1 Pension      3,630,000      2.4          367,409      367,409        *
  Plan dtd 4/1/89

                                              Principal
                                              Amount at                  Number of    Number of
                                             Maturity of                 Shares of    Shares of
                                                Notes                     Common        Common   Percentage of
                                             Beneficially Percentage       Stock      Stock That     Common
                                              Owned That   of Notes     Owned Prior     May be       Stock
Name                                         May Be Sold  Outstanding to the Offering  Sold(1)   Outstanding(2)
----                                         ------------ ----------- --------------- ---------- --------------

Dorinco Reinsurance Company                     150,000         *          15,182       15,182          *

Ellsworth Convertible Growth and Income       1,250,000         *         126,518      126,518          *
  Fund, Inc.

Forest Alternative Strategies II                 58,000         *           5,870        5,870          *

Forest Fulcrum Fund L.L.P.                      780,000         *          78,947       78,947          *

Forest Global Convertible Fund Series A-5     3,174,000       2.1         321,255      321,255          *

Franklin and Marshall College                   207,000         *          20,951       20,951          *

Grace Brothers Management, LLC                3,500,000       2.3         354,251      354,251          *

IDEX--Luther King Management--                  660,000         *          66,802       66,802          *
  Strategic Total Return

JP Morgan Securities Inc.                     2,850,000       1.9         288,462      289,257          *

LDG Limited                                   1,000,000         *         101,215      101,215          *

LKCM Balanced Fund                               80,000         *           8,097        8,097          *

LLT Limited                                     221,000         *          22,368       22,368          *

Louisiana Workers' Compensation                 125,000         *          12,652       12,652          *
  Corporation

Lyxor Master Fund c/o Forest Investment         917,000         *          92,814       92,814          *
  Mngt L.L.C.

Macomb County Employees' Retirement              75,000         *           7,591        7,591          *
  System

Man Convertible Bond Master Fund, Ltd.        2,168,000       1.4         219,433      219,433          *

MFS Total Return Fund                         2,000,000       1.3         202,429      202,429          *

Microsoft Corporation                         1,655,000       1.1         167,510      167,510          *

Motion Picture Industry Health Plan--Active     300,000         *          30,364       30,364          *

Motion Picture Industry Health Plan--Retiree    185,000         *          18,725       18,725          *

OCM Convertible Trust                         3,060,000       2.0         309,717      309,717          *

Partner Reinsurance Company Ltd.                945,000         *          95,648       95,648          *

Port Authority of Allegheny County              250,000         *          25,304       25,304          *
  Retirement and Disability Allowance Plan
  for the Employees Represented by Local
  85 of the Amalgamated Transit Union

Qwest Occupational Health Trust                 355,000         *          35,931       35,931          *

Ram Trading, LTD                              9,000,000       6.0         910,931      910,931          *

Ramius, LP                                      120,000         *          12,146       12,146          *

Ramius Capital Group                            400,000         *          40,486       40,486          *

RBC Alternative Asset L.P.                      123,000         *          12,449       12,449          *

RCG Baldwin LP                                  480,000         *          48,583       48,583          *

RCG Halifax Master Fund, LTD                  1,500,000       1.0         151,822      151,822          *

RCG Latitude Master Fund, LTD                 2,250,000       1.5         227,733      227,733          *

RCG Multi Strategy, LP                        3,000,000       2.0         303,644      303,644          *

Relay 11 Holdings c/o Forest Investment         110,000         *          11,134       11,134          *
  Mngt L.L.C.

                                                   Principal
                                                   Amount at                  Number of    Number of
                                                  Maturity of                 Shares of    Shares of
                                                     Notes                     Common        Common   Percentage of
                                                  Beneficially Percentage       Stock      Stock That     Common
                                                   Owned That   of Notes     Owned Prior     May be       Stock
Name                                              May Be Sold  Outstanding to the Offering  Sold(1)   Outstanding(2)
----                                              ------------ ----------- --------------- ---------- --------------

Sage Capital                                       1,500,000       1.0         151,822      151,822         *

SCI Endowment Care Common Trust Fund--First           15,000         *           1,518        1,518         *
  Union

SCI Endowment Care Common Trust--National             25,000         *           2,530        2,530         *
  Fiduciary Services

SCI Endowment Care Common Trust--Suntrust             25,000         *           2,530        2,530         *

SG Hambros Trust Company (Jersey) LTD as             400,000         *          40,486       40,486         *
  trustee of the Lyxor Master Fund

Silverado Arbitrage Trading, LTD                     600,000         *          60,729       60,729         *

Sphinx Convertible Arbitrage c/o Forest               58,000         *           5,870        5,870         *
  Investment Mngt L.L.C.

St. Thomas Trading, Ltd.                           3,482,000       2.3         352,429      352,429         *

State Employees' Retirement Fund of the State of   1,265,000         *         128,036      128,036         *
  Delaware
State of Connecticut Combined Investment Funds     2,900,000       1.9         293,522      293,522         *

State Street Bank custodian for GE Pension Trust   1,663,000       1.1         168,320      168,320         *

Sunrise Partners                                   2,300,000       1.5         232,794      232,794         *

Sylvan (IMA) Ltd. c/o Forest Investment Mngt         494,000         *          50,000       50,000         *
  L.L.C.

TD Securities (USA) Inc.                           9,875,000       6.6         999,494      999,494         *

The Class I C Company                              2,000,000         *         101,215      101,215         *

The Dow Chemical Company Employees'                  500,000         *          50,607       50,607         *
  Retirement Plan

The Fondren Foundation                                30,000         *           3,036        3,036         *

TQA Master Fund                                    2,580,000       1.7         261,134      261,134         *

TQA Master Plus Fund                               1,920,000       1.3         194,332      194,332         *

UBS O'Connor LLC F/B/O O'Connor Global               250,000         *          25,304       25,304         *
  Convertible Portfolio

UBS O'Connor LLC F/B/O O'Connor Global
  Convertible Arbitrage Master Ltd.                2,000,000       1.3         202,429      202,429         *

United Food and Commercial Workers Local
  1262 and Employers Pension Fund                    200,000         *          20,243       20,243         *

Vanguard Convertible Securities Fund, Inc.         4,440,000       3.0         449,393      449,393         *

Vopak USA Inc. Retirement Plan (f.k.a. Van Waters
  & Rogers, Inc. Retirement Plan)                     55,000         *           5,567        5,567         *

Wachovia Securities, Inc.                          7,250,000       4.8         733,806      733,806         *

Wachovia Securities International, LTD.            5,000,000       3.3         506,073      506,073         *

Zurich Inst Bench Master Fund c/o TQA
  Investors, LLC                                   1,000,000         *         101,215      101,215         *

Zurich Master Hedge Fund c/o Forest Investment
  Mngt L.L.C.                                        396,000         *          40,081       40,081         *



--------
*  Less than 1%
(1) Assumes conversion of all of the holder's notes at a conversion price of $9.88. However, this conversion price is subject to adjustment as described under "Description of Notes--Conversion of the Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 112,763,060 shares of common stock outstanding as of September 18, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.



   We prepared this table based on the information supplied to us by the selling securityholders named in the table. This table assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any of these other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion price.


   Information about the selling securityholders may change over time. Any changed information will be set forth, to the extent provided to us by the selling securityholders, in prospectus supplements, if and when necessary.

   Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by any selling securityholders upon completion of the offering. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

   We are registering the notes and the underlying common stock to allow the selling securityholders and their successors, including their transferees, pledgees and donees and their successors, to sell these securities to the public from time to time after the date of this prospectus. The selling securityholders may sell the securities directly or through underwriters, broker-dealers or agents. If the selling securityholders sell the securities through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agents' commissions. We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

   The total proceeds to the selling securityholders from selling the securities will be the purchase price of the securities, less any discounts and commissions paid by the selling securityholders. We will not receive any of the proceeds from the sale of the securities offered by this prospectus.

   The SEC may deem the selling securityholders and any broker-dealers or agents who participate in the distribution of the securities to be "underwriters." As a result the SEC may deem any profits the selling securityholders make by selling the securities and any discounts, commissions or concessions received by any broker-dealers or agents to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" will be subject to the prospectus delivery requirements of the Securities Act and may also be subject to liabilities under the securities laws, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the securities.

   The selling securityholders and any other person who participates in distributing the securities will be subject to the Exchange Act. The Exchange Act rules include Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before beginning to distribute the securities. This may affect the securities' marketability and the ability of any person or entity to engage in market-making activities with respect to the securities.

   The selling securityholders may sell the securities in one or more transactions at:

  .   fixed prices;

  .   prevailing market prices at the time of sale;

  .   varying prices determined at the time of sale; or

  .   negotiated prices.

   The sales may be effected in transactions:

  . on any national securities exchange or quotation service on which the securities are listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

  .   in the over-the-counter market;

  . in transactions other than transactions on national securities exchanges, quotation services or in the over-the-counter market; or

  .   through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

   In connection with sales of the securities or otherwise, any selling securityholder may:

  . enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume;

  . sell the securities short and deliver the securities to close out their short positions; or

  . loan or pledge the securities to broker-dealers, who may in turn sell the securities.

   We cannot assure you any selling securityholders will sell any or all of securities using this prospectus. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The selling securityholders also may transfer, devise or gift the securities by other means not described in this prospectus.

   To comply with the securities laws of some states, if applicable, the selling securityholders may only sell the securities in these jurisdiction through registered or licensed brokers or dealers.

   Our common stock trades on the Nasdaq National Market under the symbol "CHRS." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, we cannot assure you that selling securityholders will be able to sell the notes or that any trading market for the notes will develop.

   With respect to a particular offering of the securities, to the extent required, we will file an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, disclosing the following information:

  .   the specific notes or common stock to be offered and sold;

  .   the names of the selling securityholders;

  . the respective purchase prices and public offering prices and other material terms of the offering;

  .   the names of any participating agents, broker-dealers or underwriters; and

  . any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

   The registration rights agreement filed as an exhibit to this registration statement provides that we and the selling securityholders will indemnify each other and each other's directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act, or that we will be entitled to contribution from each other in connection with these liabilities.

                                 LEGAL MATTERS

   Drinker Biddle & Reath LLP has provided us with an opinion as to the validity of the securities offered by this prospectus.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended February 2, 2002, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The financial statements of Lane Bryant, Inc. and Subsidiaries incorporated by reference in this Prospectus for the years ended February 3, 2001 and January 29, 2000 and for the three years in the period ended February 3, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy materials that we have filed with the Commission at the following Commission public reference rooms:

 450 Fifth Street, N.W.          233 Broadway           175 W. Jackson Blvd.
        Room 1024          New York, New York 10048    Chicago, Illinois 60604
 Washington, D.C. 20549

   Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

   Our common stock is quoted on the Nasdaq National Market under the symbol "CHRS," and our Commission filings can also be read at the following Nasdaq address:

        Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006

   Our Commission filings are also available to the public on the Commission's website at http://www.sec.gov.

   We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of this registration statement, until the selling shareholder has sold all of the common stock to which this registration statement relates or the offering is otherwise terminated. The information we incorporate by reference is an important part of this prospectus. Any statement in a document specifically identified below as incorporated by reference into this registration statement will be deemed to be modified or superseded to the extent that a statement contained in (1) this registration statement or (2) any other subsequently filed document that is incorporated by reference into this registration statement modifies or supersedes the statement.

  .   Our Annual Report on Form 10-K for the fiscal year ended February 2, 2002;


  . Our Quarterly Reports on Form 10-Q for the quarterly periods ended May 4, 2002 and August 3, 2002;


  . Our Current Reports on Form 8-K filed on August 31, 2001 (as amended on October 30, 2001 and May 17, 2002), May 21, 2002, May 22, 2002, May 28,
      2002, May 30, 2002, July 3, 2002 and August 21, 2002; and


  . The registration statement on Form 8-A as amended filed by us with the Commission relating to our common stock, and the description of the stock purchase rights attached to our common stock contained in our Amended Form 8-A/12-B filed with the Commissions on April 18, 1999 (File No. 000-07258), as amended on May 3, 2002.


   You may request a copy, at no cost, of any or all of the documents referred to above, other than exhibits to the documents that are not specifically incorporated by reference in the documents. You should direct written or telephone requests to Charming Shoppes, Inc., 450 Winks Lane, Bensalem, Pennsylvania 19020, Attention: Colin D. Stern, Esq., Executive Vice President, General Counsel and Secretary, telephone (215) 245-9100.

   You should rely only on the information incorporated by reference or provided in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this document. We have not authorized anyone to provide you with different or additional information.

   Our logo appearing on the front and back covers of this prospectus and "Lane Bryant(R)", "Catherines(R)", and "Fashion Bug(R)" are trademarks of Charming Shoppes, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference certain statements and information that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may include, but are not limited to, statements regarding our growth, earnings, sales performance, store openings and closings, cost savings, capital requirements, our exposure to fluctuations in interest rates, and other matters. The words "expect," "intend," "project," "estimate," "predict," "anticipate," "believes," and similar expressions are also intended to identify forward-looking statements.

   Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Some of these risks are discussed above under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Factors that could cause our results of operations or financial condition to differ from those described in this prospectus include, but are not necessarily limited to, the following:

  . Our business is dependent upon our being able to accurately predict rapidly changing fashion trends, customer preferences and other fashion-related factors, which we may not be able to successfully accomplish in the future.

  . The general slowdown in the United States economy and the uncertain economic outlook has led to reduced consumer demand for our apparel and accessories and may continue to do so in the future.

  . The women's specialty retail apparel industry is highly competitive and we may be unable to compete successfully against existing or future competitors.

  . We cannot assure the successful implementation of our business plan for increased profitability and growth in our plus-size women's apparel business.

  . Our business plan is largely dependent upon the continued growth in the plus-size women's apparel market which may not continue.

  . We depend on key personnel, particularly our Chief Executive Officer, Dorrit J. Bern, and we may not be able to retain or replace these employees or recruit additional qualified personnel.

  . We depend on our distribution centers and could incur significantly higher costs and longer lead times associated with distributing our products to our stores if any of these distribution centers were to shut down for any reason.

  . We depend for our working capital needs on the availability of credit, including credit we receive from our suppliers and their agents, and on our credit card securitization program. If we were unable to obtain sufficient financing at affordable cost, our ability to merchandise our stores would be adversely affected.

  . We rely significantly on foreign sources of production and face a variety of risks (including political instability, imposition of duties or quotas, increased security requirements applicable to imports, delays in shipping, increased costs of transportation, and issues relating to compliance with domestic or international labor standards) generally associated with doing business in foreign markets and importing merchandise from abroad.

  . Our stores experience seasonal fluctuations in net sales and operating income. Any decrease in sales or margins during our peak sales periods, or in the availability of working capital needed in the months preceding such periods, could have a material adverse effect on our business. In addition, extreme or unseasonable weather conditions may have an impact on our sales.

  . War, acts of terrorism, or the threat of either may negatively impact availability of merchandise, customer traffic to our stores and otherwise adversely impact our business.

  . We may be unable to obtain adequate insurance for our operations at a reasonable cost.

  . We may be unable to protect our trademarks and other intellectual property rights, which we believe are important to our success and our competitive position.

  . We may be unable to hire and retain suitable sales associates at our stores.

  .   We may be unable to successfully implement our restructuring plan.

  . Our manufacturers may be unable to manufacture and deliver merchandise to us in a timely manner or to meet our quality standards.

  . Our sales are dependent upon a high volume of traffic in the strip centers and malls in which our stores are located and our future growth is dependent upon the availability of suitable locations for new stores.

  . We may be unable to successfully integrate Lane Bryant into our current operating structure, and we currently rely on management information systems and logistics services from Limited Brands with respect to our Lane Bryant stores.

   We operate in a rapidly changing and competitive environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors that may affect us. Future events, actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, which speak only as of the date on which they were made. We assume no obligation to update any forward-looking statement to reflect actual results or changes in or additions to the factors affecting such forward-looking statements. Given those risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

[LOGO] LANE BRYANT/R/

[LOGO] FASHION BUG/R/
FASHION CHOICES . FASHION SAVINGS

[LOGO] CATHERINES/R/
PLUS SIZES

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The following table sets forth our estimated expenses payable in connection with this registration statement.

          Securities and Exchange Commission registration fee $ 13,800
          Nasdaq National Market listing fee................. $ 22,500
          Accounting Fees.................................... $ 45,000
          Legal fees and expenses............................ $ 20,000
          Miscellaneous...................................... $  5,000
                                                              --------
          Total.............................................. $106,300
                                                              ========

Item 15.  Indemnification of Directors and Officers

   Section 1741 of the Pennsylvania Business Corporation Law provides us the power to indemnify any officer or director acting in his or her capacity as a representative of us who was or is a party or is threatened to be made a party to any action or proceeding against expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding whether the action was instituted by a third party or arose by or in the right of us. Generally, the only limitation on the ability of us to indemnify our officers and directors is if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness.

   The bylaws provide a clear and unconditional right to indemnification to the full extent permitted by law, for expenses (including attorneys' fees), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of us (a derivative action) by reason of the fact that such person is or was serving as our director, officer or employee, or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, even if the act or failure to act giving rise to the claim for indemnification entails the negligence or gross negligence of the indemnified party unless such act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness. The bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification. Indemnification is deemed a contract right of our directors, officers and employees, as opposed to a matter within the discretion of our board, as will the payment of expenses by us in advance of a proceeding's final disposition.

   The bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if our board so determines, purchasing and maintaining insurance, entering into indemnification agreements, creating a reserve, trust, escrow or other fund or account, granting security interests, obtaining a letter of credit or using other means that may be available from time to time.

   We maintain insurance covering our directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933.

Item 16.  Exhibits

   The following exhibits are filed with or incorporated by reference in this registration statement:


Exhibit
Number  Description of Document
------  -----------------------
  3.1   Restated Articles of Incorporation, incorporated by reference to Exhibit 3.1 of Form 10-K of the
        Registrant for the fiscal year ended January 29, 1994 (File No. 000-07258).

  3.2   Bylaws, as Amended and Restated, incorporated by reference to Exhibit 3.2 of Form 10-Q of the
        Registrant for the quarter ended July 31, 1999.

  4.1*  Indenture dated May 28, 2002 between Charming Shoppes, Inc. and Wachovia Bank, National
        Association.

  4.2*  Registration Rights Agreement, dated as of May 28, 2002, between Charming Shoppes, Inc. and JP
        Morgan Securities, Inc.

  4.3   Amended and Restated Rights Agreement, dated as of February 1, 2001, between Charming
        Shoppes, Inc. and American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to Exhibit 4.1 on Form 10-K of the Charming Shoppes, Inc. for the fiscal year ended
        February 3, 2001.

  5.1*  Opinion of Drinker Biddle & Reath LLP.

 12.1   Computation of Ratio of Earnings to Fixed Charges.

 23.1   Consent of Ernst & Young LLP, independent auditors.

 23.2   Consent of PricewaterhouseCoopers LLP.

 23.3   Consent of Drinker Biddle & Reath LLP (included in exhibit 5.1 above).

 24.1*  Power of Attorney of certain officers and directors of the Registrant (see page II-4 of this Form S-3).

 25.1*  Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

--------

*  Previously filed.

Item 17.  Undertakings

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the registration statement;

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions discussed in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time is was declared effective; and

   (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bensalem, Commonwealth of Pennsylvania, on September 27, 2002.


                                              CHARMING SHOPPES, INC.

                                              By: /s/  DORRIT J. BERN
                                                  ------------------------------
                                                  Dorrit J. Bern
                                                  Chairman of the Board,
                                                  President and
                                                  Chief Executive Officer




   Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:



            Name                         Capacity                    Date
            ----                         --------                    ----

/s/  DORRIT J. BERN            Chairman of the Board,         September 27, 2002
-----------------------------    President and Chief
Dorrit J. Bern                   Executive Officer

/s/  ERIC M. SPECTER           Executive Vice President,      September 27, 2002
-----------------------------    Chief Financial Officer
Eric M. Specter

/s/  JOHN J. SULLIVAN          Vice President, Corporate      September 27, 2002
-----------------------------    Controller, Chief
John J. Sullivan                 Accounting Officer

/s/  JOSEPH L. CASTLE, II*     Director                       September 27, 2002
-----------------------------
Joseph L. Castle, II

/s/  ALAN ROSSKAMM*            Director                       September 27, 2002
-----------------------------
Alan Rosskamm

/s/  MARVIN L. SLOMOWITZ*      Director                       September 27, 2002
-----------------------------
Marvin L. Slomowitz

            Name                         Capacity                    Date
            ----                         --------                    ----

-----------------------------  Director                       September  , 2002
Marjorie Margolies-Mezvinsky

/s/  PAMELA S. LEWIS*          Director                       September 27, 2002
-----------------------------
Pamela S. Lewis

/s/  KENNETH S. OLSHAN*        Director                       September 27, 2002
-----------------------------
Kenneth S. Olshan

/s/  CHARLES T. HOPKINS*       Director                       September 27, 2002
-----------------------------
Charles T. Hopkins

/s/  KATHERINE M. HUDSON*      Director                       September 27, 2002
-----------------------------
Katherine M. Hudson






*By: /s/  COLIN D. STERN
     -----------------------------
     Colin D. Stern
     Attorney in Fact

                                 EXHIBIT INDEX


Exhibit
Number  Description of Document
------  -----------------------
  3.1   Restated Articles of Incorporation, incorporated by reference to Exhibit 3.1 of Form 10-K of the
        Registrant for the fiscal year ended January 29, 1994 (File No. 000-07258).

  3.2   Bylaws, as Amended and Restated, incorporated by reference to Exhibit 3.2 of Form 10-Q of the
        Registrant for the quarter ended July 31, 1999.

  4.1*  Indenture dated May 28, 2002 between Charming Shoppes, Inc. and Wachovia Bank, National
        Association.

  4.2*  Registration Rights Agreement, dated as of May 28, 2002, between Charming Shoppes, Inc. and JP
        Morgan Securities, Inc.

  4.3   Amended and Restated Rights Agreement, dated as of February 1, 2001, between Charming
        Shoppes, Inc. and American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to Exhibit 4.1 on Form 10-K of the Registrant for the fiscal year ended February 3, 2001.

  5.1*  Opinion of Drinker Biddle & Reath LLP.

 12.1   Computation of Ratio of Earnings to Fixed Charges.

 23.1   Consent of Ernst & Young LLP, independent auditors.

 23.2   Consent of PricewaterhouseCoopers LLP.

 23.3   Consent of Drinker Biddle & Reath LLP (included in exhibit 5.1 above).

 24.1*  Power of Attorney of certain officers and directors of the Registrant (see page II-4 of this Form S-3).

 25.1*  Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

--------

*  Previously filed.